

Williams Creek Explorations Limited

1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, P


SEC MAIL RECEIVED
PROCESSING
APR 2 8 2006
WASH, D.C.
213
SECTION


06012965

NEWS RELEASE

21 April 2006

Williams Creek Explorations Limited has accepted the resignation of Dione Bitzer, CMA, as Chief Financial Officer and Secretary of the Company effective 13 April 2006. The Company has increased the number of Directors to 5, and is pleased to announce the appointment of James W.F. Tutton to fill the vacancy on the Board of Directors resulting from the increase, effective 13 April 2006 until the Company's next annual general meeting of shareholders. Mr. Tutton has also been appointed as Chief Financial Officer and Secretary in the place of Ms Bitzer.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President